May 20, 2005
MAIL STOP 3561
via U.S. mail and facsimile
Bruce Hollingshead, President Cascade Technologies Corp. Suite
#358 -
255 Newport Drive Port Moody BC, CANADA
Re:	Cascade Technologies Corp. Form SB-2 filed April 25, 2005
File
No. 333-124284
Dear Mr. Hollingshead:
      We have the following comments on your filing. Where
indicated,
we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information
so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at
the end of this letter.
General
1. Please provide a current accountant`s consent in any amendment.
2. The Report of Independent Certified Public Accountants
references
Note 9 to the financial statements. However, there is no Note 9. Please advise supplementally or request revision of the report. Cover Pate
3.	Highlight the cross-reference to the risk factors section on the
prospectus cover and the risk factor headings in bold-faced type or other means.

Bruce Hollingshead, President Cascade Technologies Corp. Page 2
May 20, 2005
4.	Please specify the extension of the offering period "by the
board of directors".
Prospectus Summary
5.	Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule
419." See Security Act Release No. 33-6932 (April 28, 1992).
Your disclosure indicates that you are a development stage company, with no assets other than cash, no revenues, no options or contracts with suppliers to further your proposed business. In view of the foregoing, your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C.
6. Please define "non-franchised stocking distributor".
7. Update the November dates.
Your Reliance on Information Contained in this Prospectus, page 1
8. This information should be removed from the prospectus summary. Risk Factors, page 2
Because we are a development stage company, our business has a high risk of failure, page 2
9. Remove this risk factor which merely duplicates the first one. Should the open market price of certain parts we chose to inventory drop, we will be exposed to financial risk, page 3
10. This is a risk shared by businesses generally. Explain why it is particularly applicable to your business or remove it.

Bruce Hollingshead, President Cascade Technologies Corp. Page 3
May 20, 2005
Because our auditor has issued a going concern opinion regarding our
company, there is an increased risk associated with an investment in
our company, page 3
11. Please include in this risk factor that you have losses and will
require financing in the next twelve months.
We are in a competitive industry and our competitors may be more successful in attracting and retaining customers which could harm or limit our ability to attract and retain customers or expand our business, page 3
12. This risk factor is generic and not material and should be deleted.
Special Note Regarding Forward-Looking Statements, page 5
13. Please reference the last sentence of this section: "We are under
no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results." Please note that if new information or certain events arise that would make your disclosure materially misleading, you would need
to update it as required by federal securities law. Please revise your disclosure accordingly.
Plan of Distribution, page 11
14. Please remove the reference to "pledgees, donees, assignees
and
successors-in interest. . .". Persons using this prospectus must be
named as selling shareholders. Include the Item 507 information.
15. Estimate the cost of the offering to be borne by the company.
16. Please disclose that the selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.
Legal Proceedings, page 11
17. We reference your first sentence which begins: "We are not a party to any material pending legal proceedings ... ." Please note that Item 103 of Regulation S-B requires information if you are a party to M pending legal proceeding, not only material pending legal proceedings. Please revise.

Bruce Hollingshead, President Cascade Technologies Corp. Page 4
May 20, 2005
Directors, Executive Officers, Promoters and Control Persons, page
12
1 S. Please provide the names of the companies for which your three principals have worked during the past five years and, also, the dates of employment as required by Regulation S-B, Item 401. Executive Compensation, page 13
19. Please fill in the blanks in the table.
Dividends, page 15
20. In the third paragraph of this section, please use more precise terminology. It is not clear what you mean by "a distribution of revenues" and "a distribution of the investee`s securities." Clarify whether or not you are discussing dividends, a spin-off, etc.
Our Business, page 16
21. Please provide the disclosure which Item 101 (c) of Regulation
S-
B of the Securities Act requires.
Business Overview, page 16
22. Please resolve all discrepancies between the disclosure in the prospectus and that on your website, beginning with the first sentence under the "Company" section of the website, which sentence states: "Cascade Technologies is a worldwide, independent distributor of electronic components, semi-conductors and other related products." Throughout the website revise the verb tense if it gives an incorrect impression regarding whether or not you have begun specific activities. We will review the entire website after your revisions. At that time we may have further comment.
The Market, page 16
23. Disclose the basis for each assertion throughout this section which is not self evident. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry.
24. Provide the omitted pie chart in your amended registration statement.

Bruce Hollingshead, President Cascade Technologies Corp. Page 5
May 20, 2005
Our Products and Services, page 18
25. Disclose whether the manufacturers you have named have restrictions regarding distributors and how those restrictions might affect your opportunity to source products from them.
26. Discuss in detail any negotiations you have engaged in with any
companies and whether you have any contracts. Please file as exhibits
all contracts.
Government Regulation, page 20
27. You have limited your discussion to the U.S. export administration regulations ("EAR"). Please comply fully with Items 101(b)(8),(9) and (11) as applicable.
Plan of Operation, page 22
28. In your plan of operations required by Item 303(a) of
Regulation
S-B, please reconsider whether you have described all milestones necessary to take your company to profitability, and add additional milestones if necessary. Also, include more details on how you will
accomplish your milestones, first for the next twelve months and, then, to the point of generating revenues. In addition, include a timeframe for completing each milestone in weeks or months and provide the estimated costs associated with each milestone. Lastly, provide more detail regarding your financing/liquidity needs. We may
have additional comments after reviewing the revisions you make in response to this comment.
Possible Sale of Common Stock Pursuant to Rule 144ipap-e 25
29. Pursuant to Item 201(a)(2)(ii) of Regulation S-B, indicate the amounts of common equity that, at the time of effectiveness, could be sold pursuant to Rule 144 under the Securities Act or that the registrant has agreed to register under the Securities Act for sale by security holders.
Designated Security/Penny Stock, page 24
30. In view of the $.10 sale price of the stock in this offering, please remove the following because it implies that a price above $5.00 is more likely than it actually is: "No assurance can be given that the bid price for Cascade`s Common Stock will be above $5.00 per
share following the Offering."
Part 11. _Information Not Required In Prospectus	age 28
31. Please remove "disqualified in its entirety by reference to our
Bylaws and to the statutory provisions."

Bruce Hollingshead, President Cascade Technologies Corp. Page 6
May 20, 2005
Undertakings, page 32
32. Fully provide the disclosure required by Item 512(a)(1)(ii).
Signatures
33. Your "principal financial officer" must sign the registration statement. Please see Instruction 1 under "Signatures" in Form SB-2.
Exhibits
34. Counsel should revise the legality opinion to indicate that it opines upon Wyoming law including the statutory provisions, the rules and regulations underlying those provisions, all applicable provisions of the Wyoming Constitution and reported judicial decisions interpreting those laws.
Interim Financial Statements. (F-9 through F-13)
35. We noted your interim financial statements do not include the period from January 16, 2004 (inception) through February 28, 2005.
Please revise to include the financial statements for this period in accordance with SFAS 7 (refer to paragraphs 11-12).
Governmental Regulation
36. The review of your registration statement has not been completed by all Offices. We may have additional comments at a later date. Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time

Bruce Hollingshead, President Cascade Technologies Corp. Page 7
May 20, 2005
of such request, acknowledging that:
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.
Sincerely,




John Reynolds
Assistant Director
Office of Emerging Growth Companies
cc: Adam Shaikh
By facsimile (702) 549-2265